

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Behrooz Abdi
Chief Executive Officer
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805

> **Re: ACE Convergence Acquisition Corp.**
> **Post-Effective Amendment to Form S-4**
> **Filed July 5, 2022**
> **File No. 333-261055**

Dear Mr. Abdi:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form S-4

Questions and Answers for Shareholders of ACE, page 11

1. Please clarify the meaning of the statement that there "has been no redemption event since [the] extension approval in January 2022." In this regard, we note the disclosure in your Form 8-K filed July 12, 2022 that a total of 813 Shareholders have elected to redeem an aggregate of 4,256,979 Class A Ordinary Shares, representing approximately 51.90% of the issued and outstanding Class A Ordinary Shares. Please clarify whether this qualifies as a redemption event.

2. We note the disclosure that the parties to the Amended and Restated PIPE Common Stock Subscription Agreements intend to amend and restate the Amended and Restated PIPE Common Stock Subscription Agreements in their entirety. Please disclose the key terms of the PIPE agreements and the PIPE Notes, and disclose the potential impact of these and

other private placements on non-redeeming shareholders. Highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination, including the issuance of any PIPE Incentive Shares.

3.   We note that the funds in the trust account have been reduced from approximately $230.2 as of December 31, 2021 to $82.6 million as of March 31, 2022. Please disclose the reasons for such reduction.

What happens to the funds deposited in the trust account after consummation of the Business Combination?, page 47

4.   Please update the registration statement to reflect the voting results and redemptions made in connection with your July 12, 2022 extraordinary general meeting. Additionally, update the level of redemptions to date with respect to your proposed business combination with Tempo. Furthermore, we note your disclosure that "[s]hareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled." Please clarify, if true, that redemption demands other than in connection with the business combination, such as the 14,797,723 public shares in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, have been completed and the shares have been redeemed. To the extent that any demands for redemption were cancelled and not redeemed in connection with the July 12, 2022 extraordinary general meeting or otherwise, please revise your disclosure to state (i) the amount of shares that have demanded redemption but have been cancelled and not otherwise redeemed, (ii) your basis for canceling such redemption requests and (iii) the steps you will take to notify such shareholders that their redemption demand has been cancelled.

Background to the Business Combination, page 141

5.   We note that your discussion of the background of the merger after April 18, 2022 provides a fairly high-level view of the deal negotiations. Please revise your updated disclosure to describe in greater detail the negotiations relating to the evolution of the material terms the transaction. Your revised disclosure should place particular emphasis on the revised valuation and how the revised equity ownership was negotiated and ultimately determined, including specific details about why particular terms were sought, each party's position on the issues, how these positions evolved and how you reached agreement on the final terms. Please also address the reasons for, and the negotiations surrounding, adjustments to the purchase price and terms, any related transactions such as the Ancillary Agreements, Bridge Note and various PIPE transactions, and any new material due diligence findings which affected the negotiations.

Projected Financial Information, page 159

6.   We note the reduced pro forma enterprise value and base purchase price. Please confirm whether or not the projections still reflect management's view on future performance and describe what consideration the board gave to continuing to rely on the disclosed projections or to obtaining updated projections.

Description of the Business Combination, page 207

7.   Please revise Tempo Add-On Acquisitions (xii) to disclose or provide a cross reference to the agreements underlying the transactions that have not been executed.

Ace's Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 237

8.   We note your disclosure that "[w]e have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target." Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing